SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                                INTERLIANT, INC.
                            (Name of Subject Company)

                                INTERLIANT, INC.
                                    (Issuer)

                   7% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (Title of Class of Securities)

                                  4587424-aa-1
                                  4587424-ab-9
                                  4587424-ac-7
                                  4587424-ad-5
                     (CUSIP Numbers of Class of Securities)

                                 BRUCE S. KLEIN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTERLIANT, INC.
                              2 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 640-9000

                                    COPY TO:
                             Allan R. Williams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                               New York, NY 10036
                                 (212) 969-3000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

================================================================================

        Transaction Valuation*                         AMOUNT OF FILING FEE
              $12,690,667                                    $2,538.13

================================================================================

    * Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $38,072,000 aggregate principal amount of 7% Convertible Subordinated Notes (the "Subordinated Notes") of Interliant, Inc., ("Interliant") for a combination of (i) cash, (ii) 10% Convertible Senior Notes issued by Interliant (the "Senior Notes"), and
    (iii) Warrants to purchase common stock, par value $0.01 per share, of Interliant (the "Warrants"). Interliant intends to issue up to $10,279,440 aggregate principal amount of Senior Notes, Warrants to purchase up to an aggregate of 2,569,860 shares of common stock and pay up to an aggregate of $2,665,040 in cash in exchange for the Subordinated Notes. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent the transaction value. The aggregate principal amount of the Subordinated Notes sought for exchange is $38,072,000. Under Rule 0-11(a)(4), because there is no market for the Subordinated Notes and because Interliant has an accumulated capital deficit (as of September 30, 2001, this deficit was approximately $147.4 million), only one third of such amount, or $12,690,667, is considered to be the transaction value for purpose of calculating the filing fees.

|X| Check  the  box  if  any  part  of  the fee is offset  as  provided  by Rule
    0-11(A)(2) and identify the filing with which the offsetting fee was previouslhy paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing:
      Amount previously paid: $2,538.13         Filing party: Interliant, Inc.
      Form or registration No.: 005-56549       Date filed: November 9, 2001

|_| Check  the   box   if   the   filing  relates  solely   to  the  preliminary
    communications  made  before  the  commencement  of  a  tender  offer.


    Check the appropriate boxes below to designate any transactions to which the statement relates:
|_| Third-party tender offer subject to Rule 14D-1.
|X| Issuer tender offer subject to Rule 13E-4.
|_| Going-private transaction subject to Rule 13E-3.
|_| Amendment to Schedule 13D under Rule 13D-2.
|_| Check the box if the filing is a final amendment reporting the results of of a tender offer.

                                 AMENDMENT No. 4

        This Amendment No. 4 amends and supplements the tender offer on Schedule TO (the "Statement"), dated November 9, 2001, filed by Interliant, Inc., a Delaware corporation. This amendment relates to the offer by Interliant to exchange up to $38,072,000 principal amount of its 7% Convertible Subordinated Notes for up to $10,279,440 principal amount of 10% Convertible Senior Notes, warrants to purchase up to 2,569,860 shares of common stock of Interliant and up to $2,665,040 in cash, upon the terms and subject to the conditions set forth in the Offering Circular, dated November 9, 2001 and in the related Letter of Transmittal (collectively, the "Exchange Offer"), copies of which were attached to the Statement as Exhibits (a)(1)i and (a)(1)ii, respectively. This Amendment should be read in conjunction with the Exchange Offer.

ITEM 1.  SUMMARY TERM SHEET

        The paragraph under the caption "Will I give up any legal rights by tendering my subordinated notes?" on page 3 of the Offering Circular is hereby amended to add the following sentence at the end of the paragraph:

        "For avoidance of doubt, tendering holders will only be giving up their rights to the tendered subordinated notes, including the right to defaulted interest, as provided in the subordinated notes indenture"

ITEM 4.  TERMS OF THE TRANSACTION

        The first paragraph under the caption "The Exchange Offer - Terms of the exchange offer; period for tendering subordinated notes" on page 42 of the Offering Circular is hereby amended to replace the words "Section 4(2)" in the last sentence of such paragraph with the words "Section 3(a)(9)."

        The paragraph under the caption "The Exchange Offer - Waiver of legal claims by tendering subordinated notes holders" on page 43 of the Offering Circular is hereby amended to add the following sentence at the end of the paragraph:

        "For avoidance of doubt, tendering holders will only be giving up their rights to the tendered subordinated notes, including the right to defaulted interest, as provided in the subordinated notes indenture"

ITEM 12.  EXHIBITS

        Exhibit (a)(1)ii - Letter of Transmittal - is hereby amended to add the following sentence to the sixth paragraph on page six (6) of the Letter:

        "For avoidance of doubt, I understand that I will only be giving up my rights to the tendered subordinated notes, including the right to defaulted interest, as provided in the subordinated notes indenture"

Interliant will accept and give effect to the Letter of Transmittal as if such sentence was included therein for any purpose.

        SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  INTERLIANT, INC.




                                  By: /s/Bruce S. Klein
                                      ______________________________________
                                      Bruce S. Klein
                                      Senior Vice President, General Counsel
                                        and Secretary
December 12, 2001